FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELEFONOS DE MEXICO, S.A.B. DE C.V.

CALLING

ANNUAL SHAREHOLDERS' MEETING

By resolution of the Board of Directors adopted at its meeting held on March 14, 2007, holders of Teléefonos de Meéxico, S.A.B. de C.V. shares, are called to the Annual Shareholders Meeting that will be held on April 27, 2007 at 10:45 a.m. at the Company's headquarters located at Av. Parque Via no. 190, 14th floor, Col. Cuauhtémoc, Mexico City, Mexico, to discuss the following issues:

AGENDA

  Presentation of: the Chief Executive Officer's report concerning the Company's performance and operations for the fiscal year ended December 31, 2006, that includes financial statements as of that date and the Independent Auditor's report; the report of the Board of Directors concerning the main accounting and information policies and criteria used in the preparation of financial information and in the operations and activities where this body was involved during 2006 in accordance with the Mexican Securities Law; the reports of the Audit , Corporate Practices and Finance and Planning Committees; the opinion of the Board of Directors regarding the Chief Executive Officer's report; and the report regarding the compliance of fiscal obligations. Resolutions in this matter.

  Presentation and, if applicable, approval of a cash dividend of $0.45 Mexican pesos per outstanding share in four equal payments of $0.1125 Mexican pesos per share, resulting from the net tax profit account. Dividend payments are proposed to be made in Mexico since June 21, 2007, since September 20, 2007, since December 20, 2007 and since March 27, 2008, respectively. Resolutions in this matter.

  Motion to increase an additional 15 billion pesos, the amount of funds that can be appropriated to purchase the Company's own shares, and the adoption or ratification of the relative relevant resolutions regarding this motion, regarding the corresponding repurchases of shares, and the powers to carry them out, as well asand other ancillary matters related therewith.

  Ratification, if applicable, of the activities of the Board of Directors and the Chief Executive Officer for the fiscal year 2006 and, expressly several resolutions adopted by the Board of Directors at its meeting held on March 8, 2006. Resolutions in this matter.

  Appointment or ratification, if applicable, of members of the Board of Directors and the Executive Committee, as well as of the respectiverelevant Presidents of the Corporate Practices and Audit Committees, including and adoption of resolutions related therewith, of those concerning the classification qualification of independence and compensation for Board members, and other ancillary matters related there oftherewith.

  Appointment of special delegates to formalize and fulfill any of the resolutions made by this Meeting. Resolutions in this matter.

In order to have the right to assist and, if applicable, to vote in the Shareholders' Meeting, shareholders must obtain their respective admission cards no later than April 26, 2007 by depositing their shares in the offices indicated below or by delivering the documents that prove its deposit in a Mexican or foreign banking institution or with a Mexican broker to the Company to the Company. If shares are deposited in the S.D. Indeval, S.A. de C.V., admission cards will be issued by delivering the respective constancy and, if applicable, the additional legal listings legally reasonableaccepted.

The information and related documents of each issue of the Agenda will be available and free of charge to shareholders, fifteen days before the Annual Shareholders Meeting's date. A representative may assist on behalf of a shareholder through an authorization letter that is in accordance with Clause 26 of the Company's bylaws. The shareholder's representatives may prove they are duly authorized to vote on behalf of the shareholders, through a proxy form prepared by the listed Company, document that will be available to brokers that prove they are representing shareholders of the listed Company within the term indicated above.

The admission cards, information documents and proxy form mentioned above, will be available to shareholders or their representatives or brokers in the Company's headquarters located at Av. Parque Via # 198 2nd floor-202, Col. Cuauhtemoc, Delegacion Cuauhtemoc, Mexico City, Mexico, (Phone (5255) 52 22 58 54) in business days and office hours.

Mexico City, April 11, 2007

Sergio Medina Noriega

Secretary of the Board of Directors

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TELEFONOS DE MEXICO, S.A.B. DE C.V.

CALLING

SPECIAL SHAREHOLDERS' MEETING

By resolution of the Board of Directors adopted at its meeting held on March 14, 2007, holders of Telefonos de Mexico, S.A.B. de C.V. series "L" shares, are called to the Special Shareholders Meeting that will be held on April 27, 2007 at 10:30 a.m. at the Company's headquarters located at Av. Parque Vía no. 190, 14th floor, Col. Cuauhteémoc, Mexico City, Mexico, to discuss the following issues:

AGENDA

I. Appointment or ratification, if applicable, of Board Members to be appointed by holders of Series "L" Shares. Resolutions in this matter.

II. Appointment of special delegates to formalize and fulfill any of the resolutions made by this Meeting. Resolutions in this matter.

In order to have the right to assist and, if applicable, to vote in the Shareholders' Meeting, shareholders must obtain their respective admission cards no later than April 26, 2007 by depositing their shares in the offices indicated below or by delivering the documents that prove its deposit in a Mexican or foreign banking institution or with a Mexican broker to the Company to the Company. If shares are deposited in the S.D. Indeval, S.A. de C.V., admission cards will be issued by delivering the respective constancy and, if applicable, the additional legal listings legally reasonable accepted.

The information and related documents of each issue of the Agenda will be available and free of charge to shareholders, fifteen days before the Annual Shareholders Meeting's date. A representative may assist on behalf of a shareholder through an authorization letter that is in accordance with Clause 26 of the Company's bylaws. The shareholder's representatives may prove they are duly authorized to vote on behalf of the shareholders, through a proxy form prepared by the listed Company, document that will be available to brokers that prove they are representing shareholders of the listed Company within the term indicated above.

The admission cards, information documents and proxy form mentioned above, will be available to shareholders or their representatives or brokers in the Company's headquarters located at Av. Parque Via # 198 2nd floor-202, Col. Cuauhtemoc, Delegacion Cuauhtemoc, Mexico City, Mexico, (Phone (5255) 52 22 58 54) in business days and office hours.

Mexico City, April 11, 2007

Sergio Medina Noriega

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2007.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B de C.V. - CALLING FOR TELMEX'S ANNUAL AND SPECIAL SHAREHOLDERS' MEETINGS APRIL 11, 2007